EXHIBIT 99.1

Positive safety and tolerability for novel potentiator GLPG1837

MECHELEN, Belgium, Oct. 9, 2015 (GLOBE NEWSWIRE) -- Galapagos NV (Euronext & NASDAQ: GLPG) presents today topline Phase 1 results with novel potentiator GLPG1837 at the North American Cystic Fibrosis Conference (NACFC) in Phoenix this week.  GLPG1837 was shown to be safe and well-tolerated and demonstrated favorable drug-like properties in the study .  GLPG1837 is a candidate drug for the treatment of the Class III mutation in cystic fibrosis.  It is expected that GLPG1837 will be combined with other Galapagos candidate drugs to create a potential triple combination therapy for Class II patients, the largest CF-patient group.

Galapagos conducted a randomized, double-blind, placebo-controlled study over a range of single and multiple doses of GLPG1837 in healthy human volunteers in Belgium.  In the single ascending dose (SAD) part of the study subjects were exposed to single oral doses of 30 to 2000 mg.   In the multiple ascending dose (MAD) part of the study, GLPG1837 was given orally at doses of 125 to 800 mg twice daily for a period of 14 days.

On safety, GLPG1837 up to a single dose of 2000 mg and up to 800 mg twice daily for 14 days was generally safe and well tolerated in this study.  There were no adverse effects observed on ECG, vital signs, or on laboratory parameters.  Treatment-emergent adverse events were rare, with the most common adverse events reported being headache and tiredness.

The pharmacokinetics of GLPG1837 also proved favorable in this study.  Rapid absorption occurred, with a mean apparent elimination half-life of 6-15 hours.  The bioavailability of GLPG1837 was improved with food.  Steady state was attained within the second dosing, with no accumulation.

The company believes the results from this Phase 1 study support rapid progression into a Phase 2 study in Class III mutation patients, which is expected to commence before year end 2015.

Friday, 9 October: Poster 258, 7.30 AM - 8.45 AM SMT

"Safety, tolerability and pharmacokinetics of a novel CFTR Potentiator GLPG1837 in healthy volunteers"

This poster will be made available on the Galapagos website, www.glpg.com, shortly following the presentation session on 9 October.

The North American Cystic Fibrosis Conference is sponsored by the Cystic Fibrosis Foundation: www.cff.org

About cystic fibrosis (CF)
CF is a rare, life-threatening, genetic disease that affects approximately 80,000 patients worldwide and approximately 30,000 patients in the United States.  CF is a chronic disease that affects the lungs and digestive system.  CF patients, with significantly impaired quality of life, have an average lifespan approximately 50% shorter than the population average, with the median age of death at 27.  There currently is no cure for CF.  CF patients require lifelong treatment with multiple daily medications, frequent hospitalizations and ultimately lung transplant, which is life-extending but not curative.  CF is caused by a mutation in the gene for the CFTR protein, which results in abnormal transport of chloride across cell membranes.  Transport of chloride is required for effective hydration of epithelial surfaces in many organs of the body.  Normal CFTR channel moves chloride ions to outside of the cell.  Mutant CFTR channel does not move chloride ions, causing sticky mucous to build up on the outside of the cell.  CFTR dysfunction results in dehydration of dependent epithelial surfaces, leading to damage of the affected tissues and subsequent disease, such as lung disease, malabsorption in the intestinal tract and pancreatic insufficiency.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action, with a pipeline comprising three Phase 2 programs, two Phase 1 trials, five pre-clinical studies, and 20 discovery small-molecule and antibody programs in cystic fibrosis, inflammation, and other indications.  Filgotinib is an orally-available, selective inhibitor of JAK1 for the treatment of rheumatoid arthritis and potentially other inflammatory diseases. Galapagos has reported good activity and a favorable safety profile in both the DARWIN 1 and 2 trials in RA.  Galapagos is  preparing to enter Phase 3 studies in RA and to report Phase 2 topline results with filgotinib in Phase 2 in Crohn's disease.  In the field of cystic fibrosis, AbbVie and Galapagos signed a collaboration agreement to develop and commercialize molecules that address mutations in the CFTR gene.  Potentiator GLPG1837 has completed a Phase 1 trial, and corrector GLPG2222 is expected to enter Phase 1 by end 2015. GLPG1205, a first-in-class inhibitor of GPR84 and fully-owned by Galapagos, will report topline results in Q4 2015 from a Phase 2 proof-of-concept trial in ulcerative colitis patients. GLPG1690, a fully proprietary, first-in-class inhibitor of autotaxin, has shown favorable safety in a Phase 1 trial and is expected to enter Phase 2 in idiopathic pulmonary fibrosis.  The Galapagos Group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More info at www.glpg.com

CONTACT

Galapagos NV

Investors:
Elizabeth Goodwin, VP IR & Corporate Communications
Cell: +1 781 460 1784

Media inquiries:
Evelyn Fox, Director Communications
Tel: +31 6 53 591 999

ir@glpg.com

Galapagos forward-looking statements
This release may contain forward-looking statements, including statements regarding the safety, tolerability and activity of GLPG1837 and the potential timing of future clinical trials.  Galapagos cautions the reader that forward-looking statements are not guarantees of future performance.  In particular it should be noted that the positive results of the Phase 1 trial of GLPG1837 may not be indicative of future results, either on a stand-alone basis or as part of a combination therapy. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs in cystic fibrosis may not support registration or further development of its potentiators and/or correctors due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner, AbbVie, who may not devote sufficient resources to the development and commercialization of the cystic fibrosis programs), and estimating the commercial potential of our product candidates.  A further list and description of these risks, uncertainties and other risks can be found in the company's Securities and Exchange Commission filing and reports, including in the company's prospectus filed with the SEC on May 14, 2015 and future filings and reports filed by the company with the Secuirities and Exchange Commission.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.